                  Form 425
Filed by The Wilber Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:  Community Bank System, Inc.
Sec File No.  001-13695

December 14, 2010

Name / Address Line 1
Name / Address Line 2
Name / Address Line 3
Name / Address Line 4
Name / Address Line 5
Name / Address Line 6

Dear Customer:

On October 25, 2010, the Wilber Corporation and Community Bank System, Inc. announced the signing of a definitive agreement in which the Wilber Corporation, parent company of Wilber National Bank, will merge with Community Bank System, Inc.

The merger of Wilber’s 22 offices with Community’s 150 customer facilities (generally in smaller communities in New York and Pennsylvania), will combine two institutions with a strong history of customer-focused service.   The combined branch network of our two institutions will expand our customer facilities across western and northern New York and down the Route 81 corridor to Scranton and Wilkes Barre, Pennsylvania.

Both Wilber and Community share a similar “community banking” philosophy with a focus on the local communities and local decision-making.  The Wilber name will be changed to Community Bank, N.A. following satisfaction of closing conditions and completion of the merger, which is anticipated early in the second quarter of 2011.  However, our commitment to providing the highest level of customer service will continue unchanged.

Historically, Community Bank, N.A. has been ranked as one of the top ten banks in the nation for customer satisfaction by J.D. Powers and Associates and was ranked in 2010 as one of the top ten banks in the country for financial strength by Forbes Magazine.

The goal of Wilber National Bank and Community Bank, N.A. is to make the transition as seamless as possible for customers. We’re pleased to let you know that no Wilber offices will be closed as a result of the merger. In fact, Wilber customers will benefit from a wider range of products and services as well as an expanded network of branches and ATMs.

Our commitment to serving our local communities will continue now and into the future with a team approach and focus on community banking.  We encourage you to continue to look to your Wilber banking team for all your financial needs and questions whether it’s for consumer loans, mortgages, business loans, deposit services, as well as our trust and investment services.

Over the upcoming months, we will provide you with more detailed information.  In the meantime, call Wilber National Bank at 800-374-7980 or stop by any Wilber office if you have questions. To learn more about Community Bank, please visit www.communitybankna.com.

Again, we look forward to continuing to serve your banking needs and our communities, and we are extremely excited to continue our relationship with you.  Together we are working closely to make this a pleasant and smooth transition.

Sincerely,

/s/ Joseph E. Sutaris	/s/ Mark E. Tryniski

Joseph E. Sutaris	Mark E. Tryniski
Executive Vice President	President and Chief Executive Officer
Wilber National Bank	Community Bank, N.A.

Additional Information for Shareholders

In connection with the merger, Community Bank System, Inc. (“Community”) will be filing a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus and other documents regarding the proposed transaction.  The Wilber Corporation (“Wilber”) shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Community and Wilber and the proposed transaction.  When available, copies of this proxy statement/prospectus will be mailed to Wilber shareholders.  Copies of the proxy statement/prospectus may be obtained free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Community Bank System, Inc., Attention – Investor Relations Department, 5790 Widewaters Parkway, DeWitt, NY 13214, or to The Wilber Corporation, Attention – Corporate Secretary, 245 Main Street, Oneonta, NY 13820.  Copies of other documents filed by Community or Wilber with the SEC may also be obtained free of charge at the SEC’s web site or by directing a request to Community or Wilber, as applicable, at its address provided above.

Wilber and Community and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wilber in connection with the proposed merger.  Information about the directors and executive officers of Community is set forth in the proxy statement for Community’s 2010 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 25, 2010.  Information about the directors and executive officers of Wilber is set forth in the proxy statement for Wilber’s 2010 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 23, 2010.  Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus when it becomes available.